From: Automated Filing Services Inc. [mailto:afs@sedaredgar.com]
Sent: Friday, July 31, 2009 12:38 PM
To: Kari Richardson
Subject: Panglobal

ACCESSION NUMBER: 0001062993-09-002410
RECEIVED DATE: 10-Jul-2009 20:08

The 10-K/A was attached to this filing as a PDF file. It is not located in the same file as the response letter / Memo, however, is part of the submission.

Regards,

Andrew Danneffel

AUTOMATED FILING SERVICES INC.
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